Filed by Castlight Health, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Jiff, Inc.
Commission File No: 001-36330

On February 15, 2017, Castlight Health, Inc. (“Castlight”) hosted a conference call to discuss its fourth quarter and full year 2016 results. The following is a portion of the transcript of the call relating to the proposed acquisition of Jiff, Inc. (“Jiff”).
“As we announced on January 4, we believe our strategic acquisition of Jiff will create the most comprehensive health benefits platform on the market. Response of the merger from our clients, prospects and partners has been extraordinarily positive. We are confident that our combined business offers the health benefit solutions our customers are looking for and will put us on an accelerated path towards a multiyear goal of $500 million in annual revenue.”
“Yesterday, our S-4 went effective and we now expect the transaction to close at the end of Q1.”
“We have the right solutions to address growing market demand for our comprehensive health benefits platform and we expect to see very healthy growth for the business as we put two market leaders together in Castlight and Jiff.”
“The last several years have seen an explosion of new ways for employers to manage health benefits, telemedicine, tech-enabled disease management and concierge offerings are just a few of the areas that have seen a lot of innovation. HR teams are increasingly eager to deliver these best-of-breed solutions to employees, but they often buck at the prospect of maintaining separate relationships with an array of point solution vendors. Not only does it take a lot of extra time, but offering a variety of benefits from different vendors also leads to confusion and low utilization by employees. We believe the answer is a comprehensive health benefits platform, a virtual one-stop shop that leverages big data and a broad ecosystem of partners to provide a consolidated health benefits solution. The same platform that brings best-of-breed telemedicine, disease management and concierge options into a single relationship for employers also gives employees an integrated personalized way to make the most of their health benefits. This means lower costs for employers and healthier, more satisfied employees. This is the vision behind combining Jiff and Castlight. And we are combining forces at an exciting time for our business.”
“We think our momentum in the market for health benefit platform solutions puts Castlight in a very strong position to leverage our acquisition of Jiff to pull further ahead of our competition.”
“In 2017, we are focused on growth. Three key initiatives are critical this year. First, we are aiming to drive faster adoption of our platform offering by new customers. Next, we're focused on reducing churn and third, we have to do a great job integrating Castlight and Jiff to unlock the strategic value of our combined company for our customers.”
“…from a top line perspective, we expect the combined company will generate pro forma non-GAAP revenue growth of 27% to 30% in 2017 and in 2018. Moreover, as we work through the remaining renewals of transparency only customers, we see a great opportunity to strengthen the business for the long-term.”
“…we expect to close the acquisition of Jiff at the end of Q1. Employees of both companies are excited about what we're calling the road to one, which is our path to bringing our businesses together to create a clear leader in the health benefits platform space.
Our integration teams have already made great progress across key work streams like product, sales, channels and marketing so we can hit the ground running once the transaction closes. In the meantime, we are already teaming up to engage key customers and partners, and we look forward to sharing information about joint competitive opportunities on our Q1 call.”
“While we expect gross margin to fluctuate on a quarter-to-quarter basis, following the close of the Jiff transaction, gross margins will initially be lower as they are in an earlier stage of ramping customers during their rapid growth phase. We do expect margins to increase with scale over time, just as we've been able to with Castlight's core business and reach the same long-term target range.”
“With that, I'll turn to our outlook for the full year 2017, which is unchanged from the view we shared when we announced the merger with Jiff on January 4. We continue to expect that Castlight and Jiff will generate non-GAAP pro forma revenue of $138 million to $142 million in 2017, with the contribution of $123 million from core Castlight at the high end of the range. As a reminder, the pro forma range sharing assumes the inclusion of Jiff for the entirety of 2017 and does not take into consideration any deferred revenue write-down associated with purchase accounting for GAAP purposes.”
“As shared on our January 4 call, our operating loss for 2017 will increase following the close of the Jiff transaction. And we will be issuing approximately 27 million shares of Castlight's common stock and options as consideration in the acquisition. Additionally, we continue to expect to reduce the combined company's pro forma non-GAAP operating loss in half from Q4 2016 to Q4 2017.”
“As we noted on our call a few weeks ago, we expect to achieve cash flow breakeven for the combined business by the end of 2018, with at least $60 million of cash on hand. Overall, there's no change to the combined pro forma guidance that we provided for Castlight and Jiff on our January 4 call and refer you to the metrics in the acquisition announcement. Assuming the transaction closes at the end of the first quarter, we will update our combined company outlook when we report our financial results for the first quarter. In summary, we believe our innovation and execution in 2016 position us well for continued success in 2017 and beyond. Our platform and channels initiatives are ramping, and we are executing well to continually improve our operating performance. By combining with Jiff, we believe we will become the most comprehensive healthcare benefits platform in the market, with increased scale and accelerated growth profile and a clear path to cash flow breakeven by no later than the end of next year.”
“And we really do expect for the standalone business that we're in a good spot in terms of having these gross margins within our long-term range and be very durable. I think it's important as we bring Jiff on there a much earlier stage, investing heavily in their customers, and we'll see a dip, but we expect one of the great things is they have a very similar business model at Castlight. And this is where we can help them as well, make the same progress that we did over the past two years towards the same long-term target of 70% to 75%.”
“So the current joint opportunities in the market today are opportunities where Castlight is sold and Jiff is sold in their current forms with a plan in the latter part of 2017 to initially integrate the two separate products with things like single sign on, deep linking that allows to us to surface content from one product in the other product in ways that I think make the user experience for each of them stronger than they are today even better, and seamless navigation between the application. It will really be 2018 implementations, where the two products come together as one. When I say that I'm not necessarily prejudging whether there would be one application or two applications, I'm more talking about the architecture of the overall product and how we'll be going to market always as a joint offering. A lot of the details, as you can imagine, are things that the product teams are actively working together on now. And so, we'll be able to share more granularity about that over the course of the year.”
“We actually began that work with our Jiff colleagues in the fourth quarter before the deal was even finalized. And the reason we did that is because we were prepared to work as partners if that's how things had come out with Anthem on a combined solution. So when we talk about Anthem Engage, which is what we're going to market with this year with Anthem, there are absolutely elements of the Jiff product capabilities and Castlight product capabilities coming together to deliver that solution. And it's a big part of, I think, Anthem's enthusiasm for what we're able to deliver is that we're now talking about product that's spanning well-being and decision support and offering key platform capabilities, which goes beyond what either company could do separately. So, I should've said in answer to your other question that we're moving very quickly on putting the two together for that particular channel.”

Forward Looking Statements
This document contains forward-looking statements that are not purely historical regarding Castlight’s or its management’s intentions, beliefs, plans, expectations and strategies for the future, including those relating to the closing and the expected closing date of the proposed transaction, the anticipated benefits of the proposed transaction, anticipated future combined operations, products and services of Castlight and Jiff, pro forma guidance, and the impact on Castlight’s business relating to the completion of the Jiff acquisition. Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results could differ materially from Castlight’s current expectations. Factors that could cause actual results to differ materially include risks and uncertainties such as those relating to the ability of the parties to complete the proposed transaction, obtaining Castlight and Jiff stockholder approval and any required regulatory clearances, and customer and partner reception to the proposed transaction. Readers should also refer to the section entitled “Risk Factors” in Castlight’s most recent reports on Form 10-K and Form 10-Q and other documents of Castlight on file with the Securities and Exchange Commission (“SEC”).

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
In connection with the proposed transaction between Castlight and Jiff, Castlight has filed a registration statement on Form S-4 with the SEC (Registration Statement No. 333-215861), and this registration statement, as amended, was declared effective by the SEC on February 14, 2017. This registration statement contains a joint proxy statement/prospectus/information statement and relevant materials concerning the proposed transaction. Castlight and Jiff will mail the definitive joint proxy statement/prospectus/information statement to their respective stockholders on or about February 24, 2017. Additionally, Castlight intends to file with the SEC other relevant materials in connection with the proposed transaction. STOCKHOLDERS OF CASTLIGHT AND JIFF ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Documents will also be available for free from Castlight at www.castlighthealth.com.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed transaction shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Castlight and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Castlight’s stockholders with respect of the matters relating to the proposed transaction. Jiff and its officers and directors may also be deemed a participant in such solicitation. Information regarding any interest that Castlight, Jiff or any of the executive officers or directors of Castlight or Jiff may have in the proposed transaction with Jiff is included in the joint proxy statement/prospectus/information statement that Castlight has filed with the SEC in connection with its stockholder vote on matters relating to the proposed transaction. Information about the directors and executive officers of Castlight, including their respective interest in security holding of Castlight, is set forth in the proxy statement for Castlight’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2016. Stockholders may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement/prospectus/information statement regarding the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

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